UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 4614001, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated November 3, 2014 is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

InterCure Ltd. (“InterCure”), a subsidiary of XTL Biopharmaceuticals Ltd. (the “Company”), announced today that on November 2, 2014, its Audit Committee and Board of Directors approved the signing of an agreement (the “Agreement”) with Green Forest Global Ltd. (“Green Forest”) a company wholly owned by Mr. Alex Rabinovitch, an interested party in the Company.

Pursuant to the Agreement, Green Forest will be allotted 5,245,295 ordinary shares of InterCure (the “Allotted Shares”) representing 51% of the issued and outstanding shares of InterCure at the time of the allotment for US$ 460,000. If approved by an extraordinary general meeting of shareholders of InterCure, the transaction will put Mr. Rabinovitch in control of the 4,354,881 shares of the Company held by InterCure.

In addition, the Agreement grants Green Forest the following three options:

a.	Option to purchase an additional 3,416,818 ordinary shares of InterCure under the same terms for US$ 300,000, exercisable within 12 months of the Transaction Completion Date, as defined in the Agreement.

b.	Option to acquire the Company shares held by InterCure at a price of NIS 0.30 per share, exercisable within 6 months of the Transaction Completion Date.

c.	Option to acquire InterCure’s assets, rights and obligations relating to the “Resperate” business at the cost of inventory held at the time of the exercise of the option, exercisable within 6 months of the Transaction Completion Date.

Under the Agreement, Green Forest will provide InterCure with a qualifying, non-secured, non-guaranteed, non-interest bearing and non-indexed loan of US$ 40,000 for a period of 60 days. At the time of the completion of the transaction, the loan will be repaid by the sale of shares of the Company held by InterCure to Green Forest for the value of the loan (US$ 40,000) at a price of NIS 0.30 per share.

In addition, at the time of and as a condition to the completion of the transaction, the outstanding loan of US$ 50,000 owed by InterCure to the Company will be converted to 569,470 ordinary shares of InterCure.

About XTL Biopharmaceuticals Ltd. ("XTL")

XTL Biopharmaceuticals Ltd., a biopharmaceutical company, focuses on the acquisition, development, and commercialization of pharmaceutical products for the treatment of unmet clinical needs. XTL is focused on late stage clinical development of drugs for the treatment of lupus, multiple myeloma and schizophrenia.

XTL is a public company traded on the Nasdaq Capital Market (NASDAQ: XTLB) and the Tel Aviv Stock Exchange (TASE: XTL). XTL shares are included in the following indices: Tel-Aviv Biomed, Tel-Aviv MidCap, and Tel-Aviv Tech Index.

Investor Contacts:

Jeffrey Goldberger / Garth Russell

KCSA Strategic Communications

Phone: 212-896-1249 / 212-896-1250

Email: jgoldberger@kcsa.com / grussell@kcsa.com

Cautionary Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: November 3, 2014	By:	/s/ David Kestenbaum
David Kestenbaum
Chief Financial Officer